Exhibit 99.1

Chanson International Holding Announces Fiscal Year 2022 Financial Results

Urumqi, China, May 1, 2023 /PRNewswire/ -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced its financial results for the fiscal year ended December 31, 2022.

Mr. Gang Li, Chairman of the Board of Directors and Chief Executive Officer of the Company, commented, “In fiscal year 2022, we strove to build and maintain our business resilience to offset the negative impact of the challenging macroeconomic environment and the resurgence of COVID-19 in China (the “2022 Outbreak”). Therefore, we shifted our focus to our United States stores and achieved a remarkable year-over-over revenue growth of 99.6% from them. As a result of our strategic expansion plans, including the opening of new stores in New York City, we generated significant revenue growth from bakery products, beverage products, and eat-in services. Our recent listing on Nasdaq in March 2023 represented a significant milestone for us and a testament to all the hard work and efforts of our dedicated team. Looking ahead, we remain committed to expanding our product selection, opening more stores across the United States, and enhancing our brand awareness to create more value for our shareholders. We are grateful for the trust our customers have placed in us and will continue to develop new products, provide high-quality services and improve customer satisfaction. We believe our capabilities and experience position our company well for long-term growth, and we are confident that our continued growth and expansion will result in greater success in the future.”

Fiscal Year 2022 Financial Results

Revenue

Total revenue decreased by 9.7% to $13.3 million in fiscal year 2022, from $14.7 million in fiscal year 2021. The decrease in the Company’s revenue was due to lower revenue from its stores in China, which was partially offset by the increased revenue from its United States stores.

China Stores

●	Revenue from China stores decreased by 25.8% to $9.5 million in fiscal year 2022 from $12.8 million in fiscal year 2021. The decrease was primarily due to decreased revenue from bakery products as well as other products.

●	Revenue from bakery products decreased by 25.6% to $8.7 million in fiscal year 2022 from $11.7 million in fiscal year 2021. The decrease was due to impact by the 2022 Outbreak, which adversely affected the operations of the China stores and the production of the central factory starting from August 10, 2022. Additionally, all the China stores and the central factory were closed between October 5, 2022 and November 30, 2022, during which the China stores only generated limited online sales and group sales.

●	Revenue from other products decreased by 28.6% to $0.8 million in fiscal year 2022 from $1.1 million in fiscal year 2021, among which, revenue from seasonal products decreased by 28.6% to $0.7 million in fiscal year 2022 from $1.0 million in fiscal year 2021, and revenue from beverage products decreased by 28.9% to $0.1 million in fiscal year 2022 from $0.1 million in fiscal year 2021. The impact of the 2022 Outbreak, as mentioned above, contributed to the decline in revenue from these products.

United States Stores

●	Revenue from United States stores increased by 99.6% to $3.8 million in fiscal year 2022 from $1.9 million in fiscal year 2021. The increase was due to increased revenue from beverage products, bakery products, and eat-in services.

●	Revenue from bakery products increased by 29.3% to $0.6 million in fiscal year 2022 from $0.5 million in fiscal year 2021. The increase was primarily due to the opening of Chanson 355 Greenwich LLC (“Chanson Greenwich”) in December 2021, a new store that generated an additional $0.25 million in revenue. This increase was partially offset by a decrease of $0.11 million in revenue from Chanson 23rd Street LLC (“Chanson 23rd Street”) due to increased competition from rival bakery brands that recently opened new stores in New York City, resulting in customers having more options and affecting sales of Chanson 23rd Street’s bakery products.

●	Revenue from beverage products increased by 104.8%, to $2.0 million in fiscal year 2022 from $1.0 million in fiscal year 2021. The increase was mainly due to the $0.6 million increase generated by the newly opened Chanson Greenwich and the $0.4 million increase generated by Chanson 23rd Street. Chanson 23rd Street’s cocktail bar launched several new types of cocktail products with a variety of flavors and styles, which became popular among customers and the cocktail bar was often fully booked by reservation during weekends. Meanwhile, Chanson 23rd Street managed to increase the prices of its cocktail products, which resulted in higher revenue.

●	Revenue from eat-in services increased by 166.6%, reaching $1.1 million in fiscal year 2022 from $0.4 million in fiscal year 2021. The increase was mainly due to the addition of the new store, Chanson Greenwich, which generated $0.8 million in increased revenue from eat-in services.

Gross Profit and Gross Margin

Gross profit decreased by 11.9%, to $6.1 million in fiscal year 2022 from $6.9 million in fiscal year 2021, primarily due to the overall decrease in revenue. Gross margin also decreased slightly by 1.2 percentage points to 46.0% in fiscal year 2022 from 47.2% in fiscal year 2021.

Operating Expenses

Operating costs were $7.5 million in fiscal year 2022, compared to $7.4 million in fiscal year 2021.

●	Selling expenses decreased by 10.4%, to $3.7 million in fiscal year 2022 from $4.1 million in fiscal year 2021. The decrease in selling expenses was primarily due to the decrease of $0.6 million from China stores, as the Company’s business operation was adversely affected by the 2022 Outbreak, partially offset by a $0.2 million increase in selling expenses incurred by the newly opened Chanson Greenwich.

●	General and administrative expenses increased by 18.3%, to $3.8 million in fiscal year 2022 from $3.2 million in fiscal year 2021. The increase was primarily due to higher general and administrative expenses of $0.6 million related to stores in the United States, including full-year operating costs of the newly opened Chanson Greenwich as well as the higher rental expenses for Chanson 1293 3rd Ave LLC and Chanson 2040 Broadway LLC stores during the renovation period. The increase was partially offset by lower general and administrative expenses of $42,621 related to stores in China, where business operations were adversely affected by the 2022 Outbreak.

Net Income (Loss)

Net loss in fiscal year 2022 was $1.3 million, compared to net income of $0.5 million in fiscal year 2021.

Basic and Diluted Earnings per Share

Basic and diluted loss per share in fiscal year 2022 was $0.14, compared to basic and diluted earnings per share of $0.06 in fiscal year 2021.

Balance Sheet

As of December 31, 2022, the Company had cash of $2.9 million, compared to $3.9 million as of December 31, 2021.

Cash Flow

Net cash provided by operating activities in fiscal year 2022 was $0.6 million, compared to $1.8 million in fiscal year 2021.

Net cash used in investing activities in fiscal year 2022 was $0.9 million, compared to $2.0 million in fiscal year 2021.

Net cash provided by financing activities in fiscal year 2022 was $9,929, compared to net cash used in financing activities of $178,240 in fiscal year 2021.

Recent Development

On April 3, 2023, the Company completed its initial public offering (the “Offering”) of 3,390,000 Class A ordinary shares at a public offering price of US$4.00 per Class A ordinary share. The Class A ordinary shares began trading on the Nasdaq Capital Market on March 30, 2023 under the ticker symbol “CHSN.”

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 33 chain stores under the “George●Chanson” brand in Xinjiang and three stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Chanson International Holding
Investor Relations Department
Email: IR@chansoninternational.com

Ascent Investors Relations LLC
Tina Xiao
Phone: +1 917 609-0333
Email: tina.xiao@ascent-ir.com

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,915,470	$3,896,812
Accounts receivable	1,260,453	1,134,532
Inventories	693,506	526,862
Deferred offering costs	763,611	749,605
Prepaid expenses and other current assets	833,238	438,045
TOTAL CURRENT ASSETS	6,466,278	6,745,856

Operating lease right-of-use assets	13,921,825	11,644,192
Property and equipment, net	5,871,775	5,447,718
Long term security deposits	958,320	1,066,027
Long term prepaid expenses	110,988	92,301
TOTAL ASSETS	$27,329,186	$24,996,094

CURRENT LIABILITIES:
Short-term bank loans	$434,959	$1,559,314
Accounts payable	1,424,766	1,273,313
Due to a related party	1,798,605	721,921
Taxes payable	130,727	30,839
Deferred revenue	6,958,160	6,051,683
Operating lease liabilities, current	1,770,398	1,622,642
Other current liabilities	1,014,452	1,055,199
TOTAL CURRENT LIABILITIES	13,532,067	12,314,911

Operating lease liabilities, non-current	12,620,070	9,846,224
TOTAL LIABILITIES	26,152,137	22,161,135

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized; 9,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively:
Class A ordinary share, $0.001 par value, 44,000,000 shares authorized; 3,060,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	3,060	3,060
Class B ordinary share, $0.001 par value, 6,000,000 shares authorized; 5,940,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	5,940	5,940
Additional paid-in capital	869,400	869,400
Statutory reserve	447,231	447,231
Retained earnings (Accumulated deficit)	(183,842)	1,104,363
Accumulated other comprehensive income	35,260	404,965
TOTAL SHAREHOLDERS’ EQUITY	1,177,049	2,834,959

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$27,329,186	$24,996,094

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2022	2021	2020

REVENUE	$13,272,075	$14,690,295	$10,313,512
COST OF REVENUE	7,169,404	7,759,872	5,164,178
GROSS PROFIT	6,102,671	6,930,423	5,149,334

OPERATING EXPENSES
Selling expenses	3,697,909	4,126,126	2,947,088
General and administrative expenses	3,842,787	3,249,181	2,230,893
Total operating expenses	7,540,696	7,375,307	5,177,981

LOSS FROM OPERATIONS	(1,438,025)	(444,884)	(28,647)

OTHER INCOME (EXPENSE)
Interest expense, net	(35,457)	(98,033)	(108,852)
Other income (expense), net	194,824	1,065,963	(11,946)
Total other income (expense), net	159,367	967,930	(120,798)

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(1,278,658)	523,046	(149,445)

PROVISION FOR INCOME TAXES	9,547	16,277	14,584

NET INCOME (LOSS)	(1,288,205)	506,769	(164,029)
Foreign currency translation gain (loss)	(369,705)	88,952	132,207

TOTAL COMPREHENSIVE INCOME (LOSS)	$(1,657,910)	$595,721	$(31,822)

Earnings (loss) per ordinary share - basic and diluted	$(0.14)	$0.06	$(0.02)
Weighted average shares - basic and diluted*	9,000,000	9,000,000	9,000,000

*	Retrospectively restated for effect of 1,000-for-1 forward split and share issuances on March 27, 2021 (see Note 12)

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net Income (Loss)	$(1,288,205)	$506,769	$(164,029)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of operating lease right-of-use assets	2,533,074	2,226,128	1,387,154
Depreciation	701,461	605,253	485,826
Gain on forgiveness of loan under Paycheck Protection Program	-	(502,298)	-
Loss from disposal of equipment	-	27,325	273
Changes in operating assets and liabilities:
Accounts receivable	(215,847)	(397,872)	(217,961)
Inventories	(206,264)	(46,384)	(94,227)
Prepaid expenses and other current assets	(430,717)	(175,630)	46,881
Long term security deposits	84,374	(236,020)	(222,806)
Long term prepaid expenses	(26,504)	38,476	55,347
Accounts payable	247,015	325,803	181,852
Taxes payable	103,212	(26,347)	(73,994)
Deferred revenue	1,411,004	1,252,776	964,663
Other current liabilities	(433,848)	98,362	27,689
Operating lease liabilities	(1,927,407)	(1,918,095)	(1,130,991)
Net cash provided by operating activities	551,348	1,778,246	1,245,677

Cash flows from investing activities:
Purchase of property and equipment	(860,034)	(2,038,054)	(574,333)
Proceeds from disposal of equipment	-	7,133	-
Payments made for loan to third party	-	(1,550,628)	-
Proceeds from loan to third party repayment	-	1,550,628	-
Net cash used in investing activities	(860,034)	(2,030,921)	(574,333)

Cash flows from financing activities:
Proceeds from short-term bank loans	445,831	1,903,563	2,175,000
Repayments of short-term bank loans	(1,474,129)	(2,683,814)	(2,168,388)
Proceeds from long-term bank loan	-	293,007	209,291
Advances received from (payments made to) a related party	1,076,717	572,712	(791,036)
Payments made for deferred offering costs	(38,490)	(263,708)	(274,246)
Net cash provided by (used in) financing activities	9,929	(178,240)	(849,379)

Effect of exchange rate fluctuation on cash and cash equivalents	(682,585)	206,659	413,812

Net increase (decrease) in cash and cash equivalents and restricted cash	(981,342)	(224,256)	235,777
Cash, cash equivalents and restricted cash, beginning of year	3,896,812	4,121,068	3,885,291
Cash, cash equivalents and restricted cash, end of year	$2,915,470	$3,896,812	$4,121,068

Reconciliation of cash, cash equivalents and restricted cash, beginning of year
Cash and cash equivalents	$3,896,812	$4,098,546	$3,874,288
Restricted cash	-	22,522	11,003
Cash, cash equivalents and restricted cash, end of year	$3,896,812	$4,121,068	$3,885,291

Reconciliation of cash, cash equivalents and restricted cash, end of year
Cash and cash equivalents	$2,915,470	$3,896,812	$4,098,546
Restricted cash	-	-	22,522
Cash, cash equivalents and restricted cash, end of year	$2,915,470	$3,896,812	$4,121,068

Supplemental cash flow information
Cash paid for income taxes	$5,282	$9,981	$103,160
Cash paid for interest	$37,277	$66,688	$113,848

Non-cash operating and investing activities
Payable for purchase of property and equipment	$463,556	$682,618	$7,283
Right of use assets obtained in exchange for operating lease liabilities	$5,160,825	$2,420,359	$4,687,623
PPP loan forgiveness	$-	$502,298	$-